INTEGRATED WELLNESS ACQUISITION CORP

148 N Main Street

Florida, NY 10921

December 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: Ameen Hamady and Kristi Marrone

Re:   Integrated Wellness Acquisition Corp

Form 10-K for the year ended December 31, 2021

Filed on April 1, 2022

File No. 001-41131

Dear Mr. Hamady and Ms. Marrone:

Integrated Wellness Acquisition Corp (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 1, 2022, relating to the Annual Report on Form 10-K for the year ended December 31, 2021 filed by the Company with the Commission on April 1, 2022 (the “Form 10-K”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response.

Form 10-K for the year ended December 31, 2021

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company respectfully advises the Staff that its sponsor, IWH Sponsor LP, is a Delaware limited partnership, and its general partner is a Delaware limited liability company. There are three managing members of the general partner, one of whom is a non-U.S. person. In addition, approximately 51% of the members of the sponsor are non-U.S. persons. The Company’s intended disclosure in future filings in response to the Staff’s comment is set forth in Exhibit A hereto.

* * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 12, 2022

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Joshua Englard, Esq., of Ellenoff Grossman & Schole LLP, at jenglard@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Integrated Wellness Acquisition Corp

By:	/s/ Steven Schapera
Name:	Steven Schapera
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 12, 2022

Exhibit A

Proposed Disclosure for Future Filings

We may not be able to complete an initial business combination with certain potential target companies if a proposed transaction with the target company is subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

Certain acquisitions or an initial business combination may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or the review process is extended beyond the period of time that would permit an initial business combination to be consummated with us, we may not be able to consummate an initial business combination with such target. In addition, regulatory considerations may decrease the pool of potential target companies we may be willing or able to consider.

Our sponsor is a Delaware limited partnership, and its general partner is a Delaware limited liability company. There are three managing members of the general partner, one of whom is a non-U.S. person. In addition, approximately 51% of the members of the sponsor are non-U.S. persons. The level of control and ownership of the sponsor may prevent us from completing an initial business combination with certain U.S. targets.

Among other things, the U.S. Federal Communications Act prohibits foreign individuals, governments, and corporations from owning more than a specified percentage of the capital stock of a broadcast, common carrier, or aeronautical radio station licensee. In addition, U.S. law currently restricts foreign ownership of U.S. airlines. In the United States, certain mergers that may affect competition may require certain filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.

Outside the United States, laws or regulations may affect our ability to consummate an initial business combination with potential target companies incorporated or having business operations in jurisdictions where national security considerations, involvement in regulated industries (including telecommunications), or in businesses where a country’s culture or heritage may be implicated.

U.S. and foreign regulators generally have the power to deny the ability of the parties to consummate a transaction or to condition approval of a transaction on specified terms and conditions, which may not be acceptable to us or a target. In such event, we may not be able to consummate a transaction with that potential target.

As a result of these various restrictions, the pool of potential targets with who we could complete an initial business combination may be limited and we may be adversely affected in competing with other SPACs that do not have similar ownership issues. Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public shareholders may only receive approximately $10.20 per share, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.